SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	13
	today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a discloseable event/information

Exhibit 1

October 16, 2012

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 16, 2012

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 16, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 — Other Events

We disclose that on 15 October 2012, Philippine Long Distance Telephone Company (the “Company” or “PLDT”) and BTF Holdings, Inc., a wholly owned company of The Board of Trustees for the Account of the Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT Co. (the “Subscriber”), executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber One Hundred Fifty Million shares of Voting Preferred Stock of the Company (the “Voting Preferred Shares”) subscribed at a subscription price of Php1.00 per share, or a total subscription price of Php150,000,000. The Board of Directors of PLDT (the “Board”) authorized such subscription and issuance of the Voting Preferred Shares to the Subscriber, in its meeting held on 12 October 2012. At the same meeting, the Board also approved the specific rights, terms and features of the Voting Preferred Shares, as follows: (a) shall have voting rights at any meeting of stockholders for the election of directors and all other matters to be voted upon by the stockholders in any such meetings; (b) shall be entitled to cumulative dividends at the rate of 6.5% per annum; (c) shall be redeemable by the Company at the option of the Board; (d) shall not be convertible into shares of Common Stock; and (e) holder(s) thereof shall have no pre-emptive right to subscribe for or purchase any shares, securities or warrants issued, sold or disposed by the Company. As stated in the Articles of Incorporation of PLDT, the Voting Preferred Shares may only be issued or transferred to, or owned by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least sixty percent (60%) of the Board of Directors of such corporation are citizens of the Philippines; or (c) a trustee for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least sixty percent (60%) of the funds accrue to the benefit of citizens of the Philippines.

As a background, under Section 11, Article XII of the Constitution of the Republic of the Philippines (the “Constitution”), at least 60% of the “capital” of PLDT is required to be owned by Philippine nationals and no more than 40% of the “capital” can be owned by non-Philippine nationals. The restriction applies because PLDT operates a public utility in the Philippines. Previously issued opinions of the Philippine Securities and Exchange Commission (the “Philippine SEC”) confirmed that the term “capital” includes shares of both common stock and preferred stock, without qualification or distinction.

On 28 June 2011, the Supreme Court of the Philippines (the “Supreme Court”) promulgated a decision (the “Decision”) in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (the “Gamboa Case”), where the Supreme Court held that the term “capital” in Section 11, Article XII of the Constitution refers only to shares entitled to vote in the election of directors and thus in the present case only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares). Separate Motions for Reconsideration of the Decision were filed by the respondents.

Exhibit 1

In a resolution promulgated on 9 October 2012, the Supreme Court denied, with finality, the Motions for Reconsideration of the Decision.

PLDT is not a party to the Gamboa Case. However, the Supreme Court directed the Philippine SEC in the Gamboa Case to apply the definition of the term “capital” in determining the extent of allowable foreign ownership in PLDT. To the best of PLDT’s knowledge, the Philippine SEC has not yet commenced any proceeding to determine whether PLDT is in violation of Section 11, Article XII of the Constitution. However, should the Philippine SEC do so, and should there be a finding by the Philippine SEC of a violation of Section 11, Article XII of the Constitution, such a finding could subject PLDT to sanctions under Philippine law, including possible revocation of PLDT’s franchise.

Currently, approximately 58.4% of issued voting common stock of PLDT are held by non-Philippine nationals. After the issuance of the Voting Preferred Shares, the percentage of issued voting share capital of PLDT held by non-Philippine nationals will be reduced to approximately 34.5%.

Attached is a copy of the Board resolutions specifying the rights, terms and features of the Voting Preferred Shares for recording by the Philippine SEC which thereupon shall be deemed part of the Articles of Incorporation of the Company.

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

October 16, 2012

Exhibit 1

Resolution No. 10-2012-01

WHEREAS, under the Articles of Incorporation (the “Articles of Incorporation”) of Philippine Long Distance Telephone Company (“PLDT” or the “Company”), One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock comprising a sub-class of the Preferred Capital Stock of the Company may be issued from time to time in one or more series as the Board of Directors (the “Board”) may determine, and authority is expressly granted to the Board,, subject to the provisions of Article Seventh of the Articles of Incorporation, to establish and designate each such series of Voting Preferred Stock and to fix the number of shares to be included in each such series, and the relative rights, preferences and limitations of the shares of each such series;

WHEREAS, the Articles of Incorporation further provide that, to the extent not set forth in Article Seventh thereof, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board pursuant to its aforesaid authority providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed part of the Articles of Incorporation;

NOW, THEREFORE, RESOLVED that, in accordance with the authority conferred upon the Board under the Articles of Incorporation, the Board hereby establishes the rights, terms and features of the One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (Php1.00) each (the “Voting Preferred Shares”) comprising a sub-class of the Preferred Capital Stock of the Company, as follows:

In addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in Article Seventh of the Articles of Incorporation pertaining to all shares of Preferred Capital Stock as a class to which the Voting Preferred Shares are subject, the Voting Preferred Shares shall have the following rights, terms and features, which shall be annotated at the dorsal side of the stock certificates for the Voting Preferred Shares:

(A) Dividends Rights

The holders of Voting Preferred Shares (the “Voting Preferred Shareholders”) outstanding from time to time shall be entitled to receive cash dividends at the rate of six and one half percent (6.5%) per annum, calculated on the basis of the par value of such shares, out of funds legally available therefor in accordance with the provisions below. Dividends shall accrue on a daily basis and be payable quarterly (except in connection with the first such payment which shall be for the period from the date of original issue to but excluding the first dividend payment date (as described below) in arrears in Pesos on January 15, April 15, July 15 and October 15 of each year (beginning on the first dividend payment date, being the later of January 15, 2013 and whichever

Exhibit 1

of the other preceding dates is the next to occur after the date of issue of the Voting Preferred Shares) to holders of record as of such record date (or, if that is not a Business Day (as defined under “Payments” below) in the Philippines, the next Business Day) not more than 30 days prior to such dividend payment date as shall be fixed by the Board in relation to each dividend payment. The dividends on the Voting Preferred Shares shall be declared by the Board and paid in accordance with the foregoing provision subject to full compliance with all applicable Philippine laws and regulations. The Voting Preferred Shareholders shall not be entitled to any dividends, whether payable in cash, property or securities, in excess of the fixed cumulative dividends or to any other further participation in profits of PLDT. No interest, sum of money in lieu of interest or other property or securities shall be payable on account of any dividend payment or payments which may be in arrears. Dividends paid on the Voting Preferred Shares in an amount less than the total amount of the fixed cumulative dividends at the time accrued and payable on such shares shall be allocated pro rata among all the Voting Preferred Shares at the time such sums become outstanding. Except as herein specified with respect to the first quarterly dividend period, the amount of dividends payable per Voting Preferred Share for each full quarterly dividend period shall be computed by dividing by four the aggregate amount of the annual fixed cumulative dividends. The amount of dividends payable for any dividend period not equal to a quarterly dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Dividends, whether or not declared, shall be cumulative from the date of the original issue.

If there shall be outstanding shares of any other class or series of Voting Preferred Stock and Non-Voting Serial Preferred Stock of PLDT hereafter authorized (such outstanding shares of any other class or series of Voting Preferred Stock and Non-Voting Serial Preferred Stock being herein referred to as “Preference Shares”), ranking junior to the Voting Preferred Shares as to dividends, no dividends shall be declared or paid or set apart for payment on any such shares for any period unless full cumulative dividends in respect of the Voting Preferred Shares.

(i)	have been declared and paid, or

(ii)	are contemporaneously declared and paid together with dividends payable on such other shares, or

(iii)	have been declared and a sufficient sum for payment of cumulative dividends in full in respect of the Voting Preferred Shares has been set apart.

When dividends are not paid in full or are in arrears on the Voting Preferred Shares and any other Preference Shares ranking pari

Exhibit 1

passu as to dividends with the Voting Preferred Shares, all dividends upon all outstanding Voting Preferred Shares and such Preference Shares shall be declared pro rata so that the amount of dividends declared per share on the Voting Preferred Shares and on such other Preference Shares shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Voting Preferred Shares and on such other Preference Shares bear to each other as at the date of such dividend payment.

Unless full cumulative dividends on all outstanding Voting Preferred Shares shall have been paid or declared and set apart for payment for all past dividend payment periods, (i) no dividends shall be paid or declared and set apart for payment, in respect of the Common Stock or on any other stock of PLDT ranking junior to the Voting Preferred Shares as to dividends; (ii) no distribution shall be made in respect of the Common Stock or on any other stock of PLDT ranking junior to the Voting Preferred Shares as to distribution upon liquidation, dissolution or winding-up; (iii) nor shall any Common Stock, or any other stock of PLDT ranking junior to, or pari passu with, the Voting Preferred Shares as to dividends or distribution upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or made available for a sinking fund for the redemption of any shares of such stock) by PLDT (except for conversion of such stock into, or exchange of such stock for, stock ranking junior to the Voting Preferred Shares as to dividends and distribution upon liquidation, dissolution or winding up).

(B) Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of PLDT, the Voting Preferred Shareholders (together with the holders of all other shares ranking pari passu therewith to the extent of the distributable amount to which they are entitled) shall be entitled to receive out of the assets of PLDT available for distribution to the shareholders of PLDT, before any distribution of assets is made to holders of Common Stock or of any other shares of stock of PLDT ranking as to such distribution junior to the Voting Preferred Shares, distributions in such amount not more than 110% of the par value of such Voting Preferred Shares plus all accrued and unpaid dividends thereon nor less than the par value of such Voting Preferred Shares plus all accrued and unpaid dividends thereon. After payment of distributions in such amount, the Voting Preferred Shareholders shall not be entitled to any further participation in any distribution of assets by PLDT. If, upon any voluntary or involuntary dissolution, liquidation or winding up of PLDT, the amounts

Exhibit 1

payable with respect to such distribution in respect of the Voting Preferred Shares and any other shares of stock of PLDT ranking pari passu as to such distribution with the Voting Preferred Shares are not paid in full, the Voting Preferred Shareholders and holders of such other shares shall share ratably in any such distribution of assets of PLDT in proportion to the full respective distributable amounts to which they are entitled.

(C) Redemption

PLDT, at the option of the Board, may redeem the Voting Preferred Shares at the time outstanding, in whole or in part, at any time or from time to time, one (1) year after the issue date thereof, upon notice duly given to the Voting Preferred Shareholders, by paying therefor in cash an amount equal to the par value thereof plus all accrued and unpaid dividends thereon at the time of redemption.

At least (90) days prior notice of any such redemption of Voting Preferred Shares shall be mailed to the holders of record of the shares to be redeemed, at their respective addresses as shown by the records of PLDT.

In case of the redemption of only part of the Voting Preferred Shares at the time outstanding, PLDT shall select by lot the shares to be so redeemed. Subject to the limitation and provisions herein contained, the Board shall have full power and authority to prescribe the manner in which the drawing by lot shall be conducted and the terms and conditions upon which the outstanding Voting Preferred Shares shall be redeemed from time to time.

If such notice of redemption shall have been duly given by mail, and if on or before the redemption date specified in such notice, all funds necessary for such redemption shall have been set aside by PLDT, separate and apart from its other funds, in trust for the pro-rata benefit of the holders of the Voting Preferred Shares called for redemption, so as to be and continue to be available therefor, then notwithstanding that any certificate for Voting Preferred Shares called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding after such redemption date, the right to receive dividends thereon shall cease to accrue from and after such redemption date and all rights with respect to such shares shall forthwith on such redemption date cease and terminate except only the right of the holders thereof to receive the redemption price of such shares, but without interest thereon.

Exhibit 1

All Voting Preferred Shares redeemed by the Company may be resold by the PLDT on such terms and for such consideration as the Board may reasonably determine.

(D) No Conversion Rights

The outstanding Voting Preferred Shares are not convertible into shares of Common Stock of PLDT.

(E) Voting Rights

The Voting Preferred Shares shall have voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share.

(F) Payments

Payments of dividends and any other distributions in respect of Voting Preferred Shares shall be made in Pesos by check mailed by PLDT or its Transfer Agent at the relevant Voting Preferred Shareholder’s risk to the registered address of such Voting Preferred Shareholder as at the relevant record date, unless another manner of payment is agreed to between PLDT and such shareholders.

If the due date for payment of any amount in respect of any Voting Preferred Shares is not a day on which banks are generally open in the Philippines (a “Business Day”), then the holders shall not be entitled to payment of the amount due until the next following Business Day and shall not be entitled to any interest or other payment in respect of any such delay.

(G) Notices

Notices to Voting Preferred Shareholders shall be given in accordance with PLDT’s By-laws.

(H) Transfers

(i)	Subject to paragraph (ii) below, Voting Preferred Shares may be transferred, in whole or in part, upon the surrender at the office of PLDT’s Transfer Agent of the certificate evidencing the Voting Preferred Shares to be transferred, together with the form of transfer endorsed on it duly completed and executed by both the transferor and the transferee and the relevant documents of title and identity of the person making the request, subject to such reasonable regulations as PLDT may from time to time agree upon with the Transfer Agent.

Title to the Voting Preferred Shares shall pass by registration in PLDT’s share register. Registration of Voting Preferred Shares on transfer shall be effected without charge by or on behalf of PLDT, but upon payment by the relevant holder of the Voting Preferred Shares (or the giving of such indemnity as the Transfer

Agent may require by the relevant holder of the Voting Preferred Shares) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

A registered holder of the Voting Preferred Shares will be treated as its absolute owner for all purposes (regardless of any notice of ownership, trust or any interest or any writing on, or the theft or loss of, the certificates issued in respect of it) and no person will be liable for so treating such Voting Preferred Shareholder. PLDT shall not be bound by or be required to recognize any trust to which any Voting Preferred Shares may be subject.

(ii)	No sale, transfer or other disposal of any Voting Preferred Shares shall be effected unless the sale, transfer or other disposal is made to: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least sixty percent (60%) of the Board of Directors of such corporation are citizens of the Philippines; or (c) a trustee for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least sixty percent (60%) of the funds accrue to the benefit of citizens of the Philippines.

(I)	Pre-emptive Rights

Voting Preferred Shareholders shall have no right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed of by PLDT.

Exhibit 1

(J) Replacement of Lost Certificates

If any certificate for a Voting Preferred Share is defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Voting Preferred Share may be issued to the relevant holder upon request, subject to delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with section 73 of the Corporation Code of the Philippines and such other conditions as to evidence and indemnity and the payment of out-of-pocket expenses of PLDT in connection with the request as the Board may determine.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 16, 2012